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SEC Mail Processing Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-50174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C. Halverson (763) 582- 6471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 S. 7th Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Amy C. Halverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

PATRICIA JEAN EVANS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Patricia Jean Evans 2/22/2018
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Questar Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 27, 2018

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2017

Assets		
Cash and clearing deposit	$	8,452,771
Concessions receivable		3,553,272
Prepaid expenses		662,871
Deferred tax asset, net of valuation allowance of $1,732,346		1,002,972
Receivables from registered representatives (net of allowance for uncollectible accounts of $515,372)		7,920,217
Total assets	$	21,592,103
Liabilities and Stockholder's Equity		
Commissions payable	$	5,067,277
Payables to affiliate, net		1,399,502
Accrued expenses		1,182,891
Accounts payable		34,078
Deferred revenue		1,217,069
Total liabilities		8,900,817
Stockholder's equity:		
Common stock, no par value, 50,000 shares authorized and outstanding		113,728
Additional paid-in capital		160,032,182
Retained deficit		(147,454,624)
Total stockholder's equity		12,691,286
Total liabilities and stockholder's equity	$	21,592,103

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year Ended December 31, 2017

Revenue:	
Commissions	$ 68,739,138
Revenue from the sale of investment company shares	15,435,900
Other revenue	8,045,576
Total revenue	92,220,614
Expenses:	
Commissions	77,836,452
Salaries and employee benefit charges	9,310,579
Legal and compliance charges	3,677,004
Outside consulting	3,434,427
Information technology charges	2,369,099
Taxes, license and fees	784,737
Other expenses	4,476,499
Total expenses	101,888,797
Loss before taxes	(9,668,183)
Income tax benefit	2,652,348
Net loss	$ (7,015,835)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2016	$	113,728	156,032,182	(140,438,789)	15,707,121
Capital contribution		—	4,000,000	—	4,000,000
Net loss		—	—	(7,015,835)	(7,015,835)
Balance at December 31, 2017	$	113,728	160,032,182	(147,454,624)	12,691,286

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (7,015,835)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax expense	317,330
Change in:	
Concessions receivable	(492,969)
Prepaid expenses	(175,187)
Receivables from registered representatives	(327,553)
Commissions payable	654,618
Payables to affiliate, net	172,889
Accrued expenses	(1,315,661)
Accounts payable	(55,683)
Deferred revenue	180,441
Net cash used in operating activities	(8,057,610)
Cash flows from financing activity:	
Capital contribution from parent	4,000,000
Net cash provided by financing activity	4,000,000
Net decrease in cash and clearing deposit	(4,057,610)
Cash and clearing deposit at beginning of year	12,510,381
Cash and clearing deposit at end of year	$ 8,452,771

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V., which is a wholly owned subsidiary of Allianz SE, a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, fixed-indexed annuity products, fixed life insurance, and other alternative investments and processes general securities transactions through a clearing arrangement with a third-party. The Company does not carry or hold securities for customer accounts. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2017 and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2017.

Receivables from Registered Representatives

The Company has a program which offers forgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are completely forgiven based on the length of time the loan is outstanding and their affiliation with the Company. In the event a registered representative leaves the Company before the loan is completely forgiven, the remaining balance of the loan becomes due. As of December 31, 2017, the Company had gross loan receivables related to this program of $8,151,362. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a policy that reflects the expected collectibility of the account. As of December 31, 2017, the Company recorded an allowance for uncollectible loans to registered representatives of $385,163.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the expected collectibility of the account. As of December 31, 2017, the gross receivable was $284,227, and the Company recorded an allowance for uncollectible accounts of $130,209.

Revenues and Expenses

The Company's primary source of revenue is from commissions on the sale of fixed-indexed annuities, variable annuities, and other security related products. The Company also earns revenue from the sale of investment company shares. Revenue from commissions and the sale of investment company shares is recorded when earned. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Commission expense is recognized in the same manner as the related income is earned. The clearing and depositing operations are provided by a third-party.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the Statement of Operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts. The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

Recently Issued Accounting Pronouncements – To Be Adopted

The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs) as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017.
- ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.

- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including noncash consideration and assessing collectibility. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

Currently, fee and commission income is recognized upon completion of the service and is recorded in Commissions and Revenue from the sale of investment company shares in the Statement of Operations. Under the new standard, the Company will be required to recognize fee and commission income when the intermediary has satisfied its performance obligation (provision of placement services) and the customer has contractually agreed to the terms of the insurance policy so long as it is probable that the agreement will not be subject to reversal. The new standard has not resulted in acceleration in revenue recognition for certain fees and commissions compared to the current method, as anticipated. Rather, recognition of fee and commission income has remained relatively unchanged. Further, revenue is currently recognized on a gross basis as earned since the Company maintains control of the good or service before it is transferred. The amendments related to principal versus agent considerations do not impose a change to this recognition.

The Company has evaluated the impact of the new standard, and has determined there is no material impact on revenue.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, to replace the existing incurred loss impairment model with a new methodology that reflects expected credit losses and requires the entity to consider more information to develop credit loss estimates. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted after December 15, 2018. The Company is currently assessing the impact of the amendments in this update.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify or provide additional guidance regarding eight specific cash flow issues. These issues address the following topics: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have a material impact on the Financial Statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other than Inventory, to require entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when it is sold externally. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have an impact on the Financial Statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, to require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have an impact on the Financial Statements.

(2) Transactions with Related Parties

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays commissions on behalf of QAM to registered representatives, which are then charged to QAM on a periodic basis and settled in cash. The commissions paid by the Company on behalf of QAM reflect the actual commissions owed to registered representatives. No intercompany payable or receivable existed at December 31, 2017. In addition, the Company collects renewal fees and pays various operating expenses on behalf of QAM. At December 31, 2017, the Company had a net payable of $92,936 due to QAM. The net payable is located in Payables to affiliate, net on the Statement of Financial Condition.

The Company maintains a selling agreement with Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life, for the distribution of variable annuity products and with Allianz Life for the distribution of variable annuity and fixed-indexed annuity products. During 2017, these agreements resulted in commission revenue of $4,289,732 and marketing stipend revenue of $52,661 from ALFS and commission revenue of $27,347,934 and marketing stipend revenue of $773,875 from Allianz Life. Commission revenue is located in Commissions in the Statement of Operations. The marketing stipend revenue is located in Other revenue in the Statement of Operations.

The Company has an expense sharing arrangement where Allianz Life will pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2017, Allianz Life paid $19,378,032 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2017, $4,317,753 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2017, the Company had a payable due to Allianz Life of $1,306,542 related to these expenses. The payable is located in Payables to affiliate, net on the Statement of Financial Condition.

In 2017, Allianz Life adopted three board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $4,000,000 were made to the Company during 2017. All capital contributions were made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(3) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other broker-dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $593,388 as of December 31, 2017. At December 31, 2017, the Company had net capital of $2,691,665, which was $2,098,277 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 3.31 : 1 at December 31, 2017. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 is located at Schedule I.

(5) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit for the year ended December 31, 2017, reflected in the Statement of Operations, is as follows:

Current tax benefit	$	2,969,678
Deferred tax expense		(317,330)
Income tax benefit as reported	$	2,652,348

There was no provision for state income taxes reflected in the Statement of Operations for the year ended December 31, 2017, due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$	3,383,864
Allocated nondeductible expenses		(62,868)
Deferred tax asset revaluation due to tax rate change [1]	$	(668,648)
Income tax benefit as reported	$	2,652,348

[1] On December 22, 2017, the United States passed the Tax Cuts and Jobs Act of 2017 which reduced the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. As a result, the Company revalued the deferred tax assets to reflect the reduction in the future corporate tax rate.

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets at December 31, 2017, are as follows:

Deferred tax assets:		
State net operating loss carryforward	$	1,732,346
Deferred compensation		894,744
Agent debt reserve		108,228
Total		2,735,318
Valuation allowance		(1,732,346)
Net deferred tax asset	$	1,002,972

Valuation allowance:		
Balance, beginning of year	$	(1,316,236)
Change in valuation allowance		(416,110)
Balance, end of year	$	(1,732,346)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $1,002,972 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse. The state net operating loss carry forward is not part of this agreement and is fully offset in the valuation allowance.

The Company is included in the consolidated group for which AZOA files a federal income tax return on behalf of all group members. As a member of the AZOA consolidated group, the Company is no longer subject to U.S. federal and non-U.S. income tax examinations for years prior to 2014, though examinations of combined returns filed by AZOA, which include the Company by certain U.S. state and local tax authorities, may still be conducted for 2008 and subsequent years. The last Internal Revenue Service examination of AZOA involved amended returns filed by AZOA for the 2011 tax year. This examination concluded in October 2017 with the Internal Revenue Service accepting the amended returns

as filed. The Internal Revenue Service has also initiated examinations of AZOA's 2015 and 2016 income tax returns. The 2015 examination is expected to close by June 2018 and the 2016 examination should conclude in late 2018 or early 2019.

The Company had no unrecognized tax benefits as of January 1, 2017 and December 31, 2017. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2017, the Company had not recognized any interest and penalties.

Income taxes received by the Company were $2,969,678 in 2017.

(7) Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess the likelihood of loss and whether the amount of loss can be reasonably estimated prior to making any accrual. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

No material subsequent events have occurred since December 31, 2017 through February 27, 2018, the date at which the financial statements were issued, that would require adjustment to the financial statements.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and Aggregate Indebtedness

under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Total stockholder's equity	$	12,691,286
Deduct – nonallowable assets:		
Net deferred tax asset		1,002,972
Receivables from registered representatives		7,920,217
Prepaid expenses		662,871
Concessions receivable		297,904
Other unsecured balances		7,290
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		2,790,032
Haircuts on cash and clearing deposit positions		98,367
Net capital		2,691,665
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $50,000)		593,388
Net capital in excess of requirement	$	2,098,277
Aggregate indebtedness	$	8,900,817
Ratio of aggregate indebtedness to net capital		3.31 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 filed on January 24, 2018, and the above audited computation.

See accompanying report of independent registered public accounting firm.

QUESTAR CAPITAL CORPORATION

Computation for the Determination of the Customer Account Reserve

Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of paragraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

QUESTAR CAPITAL CORPORATION

Information Relating to Possession or Control

Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of paragraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Questar Capital Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3; (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Minneapolis, Minnesota
February 28, 2018

Questar Capital Corporation's Exemption Report

Questar Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2017 except as described below:

During the period from January 1, 2017, through December 31, 2017, there were 3,072 instances where the Company did not promptly transmit customer funds and securities to its clearing broker-dealer, or to product issuers for sales made on a subscription-way basis by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

During the period from January 1, 2017, through December 31, 2017, the Company generated material revenues from sales made on a subscription-way basis (i.e., direct retail transactions) that were handled directly with entities that were not clearing broker-dealers and therefore, did not meet the requirements of the exemption provisions claimed.

I, Amy Halverson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Amy Halverson
Chief Financial Officer
Questar Capital Corporation

February 28, 2018

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Questar Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Questar Capital Corporation (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries recorded in the general ledger and noted no differences.

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2335*********************MIXED AADC 220
50174 FINRA DEC
QUESTAR CAPITAL CORPORATION
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Amy Halverson 763.582.6971

2. A. General Assessment (item 2e from page 2)		$ 17,311.28
B. Less payment made with SIPC-6 filed (exclude interest) 7.28.2017 Date Paid		(8,564.46)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		8,746.82
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,746.82
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,746.82	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Questar Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2018.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 92,220,614
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	80,679,761
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	80,679,761
2d. SIPC Net Operating Revenues	$ 11,540,853
2e. General Assessment @ .0015	$ 17,311.28
	(to page 1, line 2.A.)

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Information

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)